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FOR IMMEDIATE RELEASE

FROM: The Marquee Group, Inc.               CONTACT:
      888 Seventh Avenue                    Timothy J. Klahs
      16th Floor                            Director, Corporate Communications
      New York, NY 10019                    The Sillerman Companies
                                            150 East 58th Street
                                            New York, NY 10155
                                            212-407-9126

	 THE MARQUEE GROUP COMMENCES TENDER OFFER FOR ITS WARRANTS

NEW YORK, July 23, 1997 - The Marquee Group, Inc. (NASDAQ Small Cap: MRQE) today announced that it is commencing a tender offer to purchase all of its outstanding redeemable warrants at a price of $2.25 per warrant. Each warrant entitles the holder to purchase one share of common stock of the company at a price of $7.50 per share, subject to adjustment, until December 4, 2001, unless redeemed earlier. As of July 22, 1997, there were 4,519,162 warrants issued and outstanding. The warrants are quoted in The Nasdaq Stock Market's SmallCap Market under the symbol "MRQEW" and on the Boston Stock Exchange under the symbol "MRT.WS." On July 22, 1997, the last trading day before the commencement of the offer, the last reported sales price of the warrants on The Nasdaq Stock Market's SmallCap Market was $1.875 per warrant.

The offer is conditioned upon a minimum of 3,200,000 warrants being tendered and not withdrawn and obtaining financing for the purchase of the tendered warrants or completing the company's stock offering led by managing underwriters Prudential Securities Incorporated and Cowen & Company. The offer is also subject to other conditions, which are described in the Offer to Purchase dated July 23, 1997. The company has requested that no director or executive officer of the company tender warrants pursuant to the offer, and it has been advised that they currently do not intend to do so unless the company is unable to meet the condition for the minimum number of warrants tendered. The information agent for this offer is Georgeson & Company Inc., Wall Street Plaza, New York, NY 10005, telephone 800-223-2064.

Marquee provides integrated event management, television production, marketing, talent representation and consulting services in the sports, news and other entertainment industries. The company's event management, television production and marketing services involve managing sporting events, producing television programming and marketing professional and collegiate athletic leagues and organizations. The company also arranges and negotiates sports and entertainment-related television rights, advertising, corporate sponsorships and naming rights, or entitlements, for its clients. The talent representation services provided by the company include negotiating employment agreements and creating and evaluating various business opportunities for sports, news and entertainment personalities. The company also provides a variety of consulting services to clients either engaged in, or seeking exposure in, sports and entertainment-related industries.

A registration statement relating to the stock offering has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

A written prospectus relating to the securities may be obtained from Timothy J. Klahs, Director, Corporate Communications, 150 East 58th Street, 19th Floor, New York, NY 10155, telephone 212-407-9126.